0-29898

P.E. 1/1/02

02012682

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2002

Research In Motion Limited

(Registrant's name)

295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

Documents Included as Part of this Report

No.	Document
1.	Press Release dated January 29, 2002.
2.	Press Release dated January 29, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2002

RESEARCH IN MOTION LIMITED

By: /s/ Jim Balsillie
Jim Balsillie
Chairman & Co-CEO

DOCUMENT 1

January 29, 2002

FOR IMMEDIATE RELEASE

AT&T WIRELESS AND RESEARCH IN MOTION TO OFFER INTEGRATED WIRELESS DEVICE FOR MANAGING EMAIL AND PHONE CALLS

New GSM/GPRS BlackBerry handheld to operate on AT&T Wireless' high speed network

Redmond, WA and Waterloo, ON - AT&T Wireless [NYSE: AWE] and Research In Motion Limited (RIM) [Nasdaq: RIMM; TSE: RIM] today announced that their corporate customers will soon be able to manage their emails and their phone calls through one, easy-to-use device. Under terms of the agreement, AT&T Wireless will offer its corporate customers a new model of the popular BlackBerry Wireless Handheld™ that provides the ability to place phone calls over AT&T Wireless' advanced GSM/GPRS network. The new handheld will include an earpiece and microphone that easily attaches to the device for convenient, hands-free conversation.

AT&T Wireless' business customers will be able to use the new handhelds to access email behind their corporate firewalls using its high-speed GPRS data network, once they install BlackBerry Enterprise Server software on their network servers. BlackBerry™ has quickly become a popular way to access corporate email wirelessly in North America. Over 13,000 organizations across North America already use BlackBerry, and RIM recently began marketing BlackBerry to customers in Europe.

"Staying connected, and becoming more productive, are what our customers are telling us they need," said Andre Dahan, president of AT&T Wireless Mobile Multimedia Services. "Our ability to combine voice services and corporate email access on one device, while on-the-go, makes the BlackBerry solution a clear complement to our growing portfolio of wireless data solutions for the mobile professional."

"The new BlackBerry solution will demonstrate our resolve to maintain leadership and deliver advanced GSM/GPRS-based solutions for leading wireless carriers like AT&T Wireless," said Jim Balsillie, Chairman and Co-CEO at Research In Motion. "We are very pleased to announce this relationship with AT&T Wireless and we're confident that BlackBerry will be well received by their corporate customers."

Details of the supply agreement for BlackBerry Wireless Handhelds with associated software and service were not disclosed. Further information regarding the availability and pricing of BlackBerry for AT&T Wireless' GSM/GPRS network will be announced at a later date.

About AT&T Wireless

AT&T Wireless (NYSE: AWE) is the largest independently traded wireless carrier in the United States, following our split from AT&T on July 9, 2001. AT&T Wireless operates one of the largest digital wireless networks in North America. With more than 17.1 million subscribers, and full-year 2000 revenues exceeding $10.4 billion, AT&T Wireless is committed to being among the first to deliver the next generation of wireless products and services. Today, AT&T Wireless offers customers high-quality wireless voice and data communications services in the U.S. and internationally. AT&T Wireless Customer Advantage is the company's commitment to ensure that customers have the right equipment, the right calling plan, and the right customer services options -- today and tomorrow. For more information, please visit us at www.attwireless.com.

About Research In Motion

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld™ product line, the BlackBerry™ wireless email solution, embedded radio-modems and software development tools. Founded in 1984 and based in Waterloo, Ontario RIM operates offices in Canada, the United States and England. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSE: RIM). For more information, visit www.rim.net. Investors may contact investor_relations@rim.net. Customers may contact info@rim.net.

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For additional information, contact:

Mark Siegel 908-696-4218 (office)
AT&T Wireless

Jeremy Pemble 425-580-5997 (office)
AT&T Wireless

Rebecca Winter
Brodeur Worldwide for RIM
203.399.8241
rwinter@brodeur.com

RIM Investor Relations
519-888-7465
investor_relations@rim.net

DOCUMENT 2

January 29, 2002

FOR IMMEDIATE RELEASE

RIM and mmO2 EXPAND EUROPEAN AGREEMENT FOR BLACKBERRY

mmO2 to Offer BlackBerry Roaming Across the UK, The Netherlands, Ireland and Germany

Waterloo, ON – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSE: RIM), a world leader in the mobile communications market, today announced it is extending its UK agreement signed last year with **mmO2** (formerly part of British Telecommunications) to supply the BlackBerry™ wireless email solution throughout **mmO2**'s European operating businesses.

BlackBerry is now commercially available in Europe in the UK, the Netherlands and Ireland. BlackBerry user trials are also underway in Germany. As a result of the latest agreement, corporate users will be able to immediately benefit from full roaming capabilities across the **mmO2** footprint. During 2002, this roaming capability is expected to extend to other European territories where GPRS (2.5G) services can be accessed.

Peter Erskine, chief executive officer of **mmO2**, commented: "BlackBerry has been highly successful in North America and is a long-awaited mobile data application for our European customer-base. The initial response in the UK has been extremely encouraging. There has been 100% take-up on trials and, in just three months since the solution was launched into the market, we have signed up over 100 corporate customers. The extension of our partnership with RIM to include all of our operations is a key illustration of the strength the **mmO2** group brings through its ability to work together and reflects its leading position in the provision of mobile data to the business market."

Charles Meyer, director and vice president, RIM Europe, said: "We are pleased to extend the BlackBerry experience to Germany, the Netherlands and the Republic of Ireland through our partnership with the **mmO2** group. Together, we have demonstrated the power and reliability of BlackBerry in the UK, and we will build on that success to further the status of BlackBerry as the premier wireless solution for corporate data. Through this agreement, we have substantially increased our distribution and market opportunity."

BlackBerry is the leading wireless email solution for mobile professionals. It is the only completely integrated package that includes software, airtime and wireless handhelds to provide easy access to email while on the go. **mmO2** is the first to market a solution of this calibre in its four European territories.

About mmO2

mmO2 has 100% ownership of mobile network operators in four countries: the UK (BT Cellnet), Germany (Viag Interkom), the Netherlands (Telfort Mobiel), and Ireland (Digifone). Additionally it has operations on the Isle of Man (Manx Telecom) and a leading European mobile internet portal business, Genie. mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, the Netherlands, and Germany. mmO2 expects to apply for a 3G licence in Ireland when the application process commences. mmO2 has approximately 17 million customers and some 15,000 employees, with revenues for the year ended 31 March 2001 of £3.2 billion. Data now represents over 10% of service revenues

About Research In Motion

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld™ product line, the BlackBerry™ wireless email solution, embedded radio-modems and software development tools. Founded in 1984 and based in Waterloo, Ontario RIM operates offices in Canada, the United States and England. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSE: RIM). For more information, visit www.rim.net. Investors may contact investor_relations@rim.net. Customers may contact info@rim.net.

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__Media Contact:__

In North America:
Rebecca Winter
Brodeur Worldwide for RIM
203.399.8241
rwinter@brodeur.com

In Europe:
Tilly Quanjer
Research In Motion
+44 (0) 1784 223987
tquanjer@rim.net

__Investor Contact:__

RIM Investor Relations
519.888.7465
investor_relations@rim.net